EZchip Semiconductor Ltd.
1 Hatamar Street
P.O. Box 527
Yokneam, 20692 Israel

October 14, 2014

Mr. Mark P. Schuman
Branch Chief – Legal
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	EZchip Semiconductor Ltd. (the “Company”)
Form 20-F for the Fiscal Year Ended December 31, 2013
Filed on March 27, 2014 File No. 000-20860

Dear Mr. Schuman:

We are submitting this letter in response to the written comment of the Staff of the Securities and Exchange Commission (the “Staff”) in a letter addressed to me, dated September 11, 2014, with respect to the Company’s Annual Report on Form 20-F for the fiscal year ended December 31, 2013 (the “Form 20-F”).

We have repeated the comment in italics and set forth our response in plain type below.

Form 20-F for the Fiscal Year Ended December 31, 2013

Item 4. Information on the Company

B. Business Overview

Manufacturing, page 22

We note your response to prior comment 1. However, you have not explained what consideration you have given to including a discussion of the key terms of your manufacturing a greements. Please advise. Furthermore, confirm that, in future filings, you will incorporate the previously-filed manufacturing agreements by reference. In this regard, we note that your agreements with IBM and eSilicon Corporation were not filed with this Form 20-F. Refer to the Instructions as to Exhibits of Form 20-F.

In response to the Staff’s comment, the Company advises the Staff that to the extent the manufacturing agreements are material to the operations of the Company when submitting its next annual report on Form 20-F, it will incorporate the agreements by reference in such report and future filings as applicable. The agreements with IBM and eSilicon Corporation were inadvertently omitted from this Form 20-F. Similarly, if material, the Company will provide a discussion of the agreements, to the extent such disclosure will be consist with the confidentiality treatment afforded to such agreements in the past.

Letter to SEC Page 2

           The Company will evaluate its future agreements, including manufacturing agreements, to determine whether any such agreement is of the type that requires filing in accordance with Item 4 of the Instructions as to Exhibits of Form 20-F.

On behalf of the Company,  I acknowledge that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any further questions, please do not hesitate to contact our U.S. Counsel, Steven Glusband, at 212-238-8605, or me at 011-972-4-959-6602.

Very truly yours,

/s/Dror Israel
Dror Israel
Chief Financial Officer

SJG:gb

cc:      Ji Kim, Attorney Adviser, Securities Exchange Commission